AMENDMENT NO. 1
TO
CHINA ARCHITECTURAL ENGINEERING, INC.

2009 OMNIBUS INCENTIVE PLAN

The following constitutes Amendment No. 1 to the 2009 Omnibus Incentive Plan (the “Plan”) of China Architectural Engineering, Inc. (the “Company”).  This amendment decreases the total number of initially authorized shares of Common Stock reserved and available for issuance under the Plan from 5,000,000 shares by 3,000,000 shares so that the Plan authorizes a total of 2,000,000 shares.

Pursuant to the resolutions of the board of directors dated June 17, 2009, Article IV Section 4.01 of the Plan shall be deleted in its entirety and replaced with the following:

“4.01 Number of Shares Issuable.  The total number of shares initially authorized to be issued under the Plan shall be 2,000,000 shares of Common Stock.  The foregoing share limit shall be subject to adjustment in accordance with Section 11.07.  The shares to be offered under the Plan shall be authorized and unissued Common Stock, or issued Common Stock that shall have been reacquired by the Company.”

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IN WITNESS WHEREOF, pursuant to the due authorization and adoption of this amendment to the Plan by the board of directors and stockholders on the day and year set forth below, the Company has caused this amendment to the Plan to be duly executed by its duly authorized officer.

Dated:  June 17, 2009

CHINA ARCHITECTURAL ENGINEERING, INC., a Delaware corporation

By:	/s/ Luo Ken Yi
Name: Luo Ken Yi Title: Chief Executive Officer and Chairman of the Board of Directors